

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 7, 2016

Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089

Re: Yahoo! Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2016
File No. 000-28018

Dear Ms. Mayer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   In a Form 8-K filed September 22, 2016, you disclose a cybersecurity breach in which information associated with at least 500 million Yahoo user accounts was stolen from the company's network. Please revise your proxy statement to discuss any material effects on or risks to the Sale Transaction, the Fund or Yahoo stockholders associated with this breach, to the extent known. For additional guidance, please refer to the Division of Corporation Finance's Disclosure Guidance: Topic No. 2 Cybersecurity (October 13, 2011), available at www.sec.gov.

Summary

The Sale Transaction

The Company After the Completion of the Sale Transaction, page 2

2.   On page 3, you state that the Fund intends to return substantially all of the cash proceeds from the Sale Transaction to Yahoo stockholders, although the Fund will retain sufficient cash to satisfy its obligations to creditors and for working capital. Please disclose, if known, the manner in which the cash proceeds are expected to be returned to Yahoo stockholders and revise to quantify the amount of cash the Fund is expected to require to satisfy its obligations to creditors and for working capital.

3.   On page 3, you state that the completion of the Sale Transaction will not affect shares of Yahoo common stock, which will continue to represent shares of common stock of the Fund after it has registered as an investment company. Please consider revising here and elsewhere to clarify that Yahoo stockholders will not receive shares of Verizon and will not retain an interest in Yahoo's operating business.

4.   The second paragraph of this section states that following the completion of the Sale Transaction, the Company will be required to register as an investment company under the Investment Company Act of 1940. Please also briefly explain that (i) investment companies are companies primarily engaged in the business investing in securities; (ii) such companies are regulated and are subject to certain requirements and restrictions which the Company was not previously subject to and (iii) the business of the Company after the Sale Transaction will be to hold Alibaba and Yahoo Japan stock.

Questions and Answers About the Special Meeting and the Sale Transaction

The Sale Proposal

What are the effects of the Sale Transaction?, page 18

5.   This section briefly identifies many ways in which the Investment Company Act of 1940 would regulate the Fund. Please also briefly discuss shareholder voting rights under the Investment Company Act of 1940 and the obligation of the Fund to send shareholder reports semi-annually and to file with the Commission reports of its portfolio holdings after the first and third fiscal quarters. In addition, here or another appropriate location, please briefly discuss how the Fund will differ from most investment companies, including that: (i) it will not be actively managed, (ii) it will not hire an investment adviser to manage the Fund and (iii) unlike most investment companies, it will be subject to taxation because it will not qualify for pass-through tax status under Internal Revenue Service regulations.

6. As a related matter, please consider including a section that highlights the material differences between being a stockholder of an operating company, such as Yahoo, and a stockholder of an investment company, such as the Fund.

Risk Factors

Risks Related to the Sale Transaction

Yahoo will incur significant transaction costs in connection with the Sale Transaction, page 28

7. You disclose that Yahoo expects to incur significant non-recurring costs associated with the Sale Transaction. Please revise to provide an estimate of these costs or advise.

The Sale Transaction Agreements, page 59

8. We note that you include a general disclaimer that stockholders should not rely on the representations and warranties contained in the stock purchase agreement. Please revise your disclosure to remove implications that the merger agreement and related summary do not constitute public disclosure under the federal securities laws.

U.S. Federal Income Tax Consequences of the Sale Transaction, page 102

9. On page 103, you disclose that the determination of whether and to what extent any tax attributes will be available is highly complex and is based in part upon facts that will not be known until after the completion of the Sale Transaction. Please revise to briefly summarize the factors involved in determining the availability of tax attributes.

Annex 1: Description of the Fund Following the Sale Transaction

Summary of Fund Expenses, Annex 1-3

10. We note that the fee table is incomplete. Please include a completed fee table in the definitive proxy statement.

11. Please add a line item to the fee table providing an estimate of tax expenses. Please also include a footnote to the fee table stating that, unlike most investment companies, the Fund will be subject to taxation.

Unaudited Pro Forma Condensed Consolidated Financial Information of the Fund..., Annex 1-4

12. Please update any financial information that is missing from the financial statements, including the fair value of the Excalibur IP Assets.

13.   Please include a full Schedule of Investments, including a full description the securities held (including interest rate and maturities on debt securities and expiration dates on warrants).

14.   Please include pro forma notes to financial statements. Refer to Regulation S-X 11-02 and AAG-INV 7.224.

Unaudited Pro Forma Condensed Consolidated Statement of Operations..., Annex 1-5

15.   Please advise whether the pro forma financials reflect income generated from the Excalibur IP Assets during the periods presented.

Unaudited Pro Forma Condensed Consolidated Statement of Net Assets..., Annex 1-7

16.   Please advise whether Excalibur IP Assets is an investment company. Additionally, advise whether this controlled entity will be consolidated and describe the valuation procedures related to this entity.

17.   Please describe the nature of Yahoo's retained earnings, as found on the Statement of Net Assets, and explain how this presentation is in line with Regulation S-X 6-04 and AAG-INV 7.220.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information..., Annex 1-8

18.   Please describe why a change in fair value of the Excalibur IP Assets has not been presented in the pro forma financial statements.

Investment Objective and Policies

Taxation of the Fund, Annex 1-14

19.   This section states that, unlike most registered investment companies, the Fund will be subject to corporate income tax. Please clarify that shareholders will also be subject to tax on any distributions of income or capital gains.

Fundamental Investment Restrictions, Annex 1-17

20.   This section sets forth the Fund's fundamental investment restrictions. Please explain to us why the Fund is not seeking shareholder approval of these investment restrictions. See Item 13(a) of the Investment Company Act.

Borrowings and Preferred Stock, Annex 1-19

21. The fourth paragraph on Annex 1-20 states that the Fund will be a party to privately negotiated warrant transactions with Option Counterparties. The warrants begin to expire in March 2019. Please explain to us how the warrants are consistent with Section 18(d) of the Investment Company Act, which provides that warrants must be expire within 120 days after their issuance and may be issued only to a class of the Fund's security holders.

Regulation Under the 1940 Act, Annex 1-38

22. This section states that the Fund will register as an investment company immediately after the closing of the Sale Transaction. Please explain how shareholders will be able to obtain a copy of the Fund's registration statement. In addition, describe in this section the Fund's obligations to send shareholder reports semi-annually and to file reports of its holdings with the SEC after the Fund's first and third fiscal quarters.

23. The voting rights granted to shareholders under the Investment Company Act have been described in various sections of the Annex. Please provide a summary of the voting rights in this section.

Investment Advisory Services, Annex 1-39

24. This section states that the Fund will not enter into any advisory agreement. Please add that if, in the future, the Board were to recommend that the Fund hire an investment adviser to manage the Fund, approval of shareholders would be required before the Fund enters into an advisory agreement.

Certain Provisions of the Fund's Governing Documents

Limitation on Liability of Directors, Annex 1-41

25. This section states that the Certificate of Incorporation limits the liability of the Fund's directors for monetary damages for breach of fiduciary duty. Specifically, Article XI of the Certificate provides in part: "To the fullest extent permitted by the General Corporation Law of Delaware, . . . a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director." Similarly, Article XII of the Certificate provides that the Corporation is authorized to provide indemnification of and advancement of expenses to, certain persons. Section 17(h) of the Investment Company Act of 1940 generally prohibits a fund from including in its organizational documents any provision that protects a director (or officer) of a fund against any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties as director or officer ("Disabling Conduct"). Indemnification provisions are also subject to the limits of Section 17(h) of the

Investment Company Act of 1940. Articles XI and XII appear to violate Section 17(h) because the limits on liability and indemnification provisions do not exclude Disabling Conduct. Please amend Articles XI and XII to be consistent with Section 17(h).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Ganley, Senior Counsel in the Division of Investment Management, at (202) 551-6945 or Kenneth Ellington, Staff Accountant in the Division of Investment Management, at (202) 551-6909 if you have questions regarding comments on the application of the Investment Company Act of 1940 and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert Plesnarski, Esq.
        O'Melveny & Myers LLP